LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 3, 2024

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226

Dear Mr. Greenspan:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 333 to the Trust’s Registration Statement on Form N-1A filed September 27, 2024 (SEC Accession No. 0000894189-24-005950) (the “Amendment”) and the correspondences filed by the Trust via EDGAR on November 21, 2024 (the “November 21 Correspondence”) and November 27, 2024 (the “November 27 Correspondence”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering each of the Teucrium No K-1 Corn ETF, Teucrium 2x Daily Corn ETF, Teucrium No K-1 Wheat ETF, Teucrium 2x Daily Wheat ETF, Teucrium No K-1 Sugar ETF, Teucrium 2x Daily Sugar ETF, Teucrium No K-1 Soybean ETF, and Teucrium 2x Daily Soybean ETF (each, a “Fund,” and collectively, the “Funds”) as new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

In addition, the Trust has revised the Fees and Expenses of the Fund tables previously provided in Appendix A to the November 21 Correspondence and November 27 Correspondence to include a contractual management fee waiver that will reduce each Fund’s management fee at least through December 31, 2025. Please see Appendix A to this correspondence for the revised tables, with the newly added fee waiver included in footnote 3 thereto.

1.Staff Comment: With regard to the November 27 Correspondence, we note the hypothetical VaR calculation provided for Teucrium 2x Daily Corn ETF, Teucrium 2x Daily Soybean ETF and Teucrium 2x Daily Sugar ETF in Appendix B exceed the 200% limit on relative VaR. Please explain supplementally if there is a plan in place for providing accurate VaR measures by the time the Funds go effective, and if so, how will that be accomplished? If there is not a plan in place for providing accurate VaR measures by the time the Funds go effective, does the Adviser intend to reduce leverage in these Funds to a level below 200% to ensure the Funds do not go above 200% relative VaR using the current metrics available? If no such plan is in place, how do you propose to monitor the Funds to ensure VaR does not exceed the 200% threshold.

Response: The Funds will comply with VaR and VaR testing requirements under Rule 18f-4 upon commencement of operations, including by reducing each Fund’s leverage, if necessary.

1

2.Staff Comment: With regard to the Trust’s response to Comment 13 in the November 21 Correspondence and November 27 Correspondence, please clarify whether it is practicable to describe the allocation between futures and other investments in additional disclosure in the Prospectus.

Response: Changes in allocation and the extent of any such change will largely be driven by external events such as market conditions or the implementation of position limits. As such, it is not possible to describe the future allocation between futures and Other Investments with additional specificity. Therefore, Trust confirms supplementally that there is no additional practicable description of the allocation of a Fund’s investments to futures contracts and other investments beyond the current disclosures describing the investment of up to 25% of a Fund’s total assets in futures contracts through its Subsidiary.

3.Staff Comment: Regarding the reference to “certain other expenses incurred by the Subsidiary” in footnote (1) of the Fees and Expenses of the Fund tables in the Prospectus, please specify what other expenses may be incurred.

Response: Trust has determined to implement a unitary fee structure for each Subsidiary such that each Subsidiary’s other expenses in excess of its management fee, if any, are paid by the Adviser. As a result, none of a Subsidiary’s other expenses are borne by its parent Fund. Therefore, it is not necessary to disclose such expenses in the Fund’s fees and expenses table, and the reference to “certain other expenses incurred by the Subsidiary” has been removed, as shown in the tables in Appendix A.

*	*	*
If you have any questions or require further information, please contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s administrator, at 414-516-1692 or rachel.spearo@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

2

APPENDIX A

Teucrium No K-1 Corn ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium 2x Daily Corn ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium No K-1 Wheat ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium 2x Daily Wheat ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium No K-1 Sugar ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium 2x Daily Sugar ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium No K-1 Soybean ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

Teucrium 2x Daily Soybean ETF

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses[1] (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	1.49%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[2]	0.08%
Total Annual Fund Operating Expenses[2]	1.57%
Less Fee Waiver[3]	(0.54)%
Total Annual Fund Operating Expenses After Fee Waiver[2,3]	1.03%
1 Teucrium Investment Advisors, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the Adviser by the Subsidiary (defined below). This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and at least through December 31, 2025. This undertaking may be terminated only with the approval of the Fund’s Board of Trustees (the “Board”).
2 Estimated for the current fiscal year.
3 The Adviser has contractually agreed to reduce the Fund’s management fee from 1.49% to 0.95% of the Fund’s average daily net assets until at least December 31, 2025. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees (the “Board”).

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$160	3 Years	$496

APPENDIX B

Hypothetical VaR Calculations

Fund Name	Fund VaR	Benchmark VaR	VaR Ratio
Teucrium 2x Daily Corn ETF	47.06%	21.19%	222%
Teucrium No K-1 Corn ETF	23.53%	21.19%	111%
Teucrium 2x Daily Wheat ETF	53.88%	26.99%	200%
Teucrium No K-1 Wheat ETF	27.27%	26.99%	101%
Teucrium 2x Daily Soybean ETF	40.53%	16.22%	250%
Teucrium No K-1 Soybean ETF	20.26%	16.22%	125%
Teucrium 2x Daily Sugar ETF	38.84%	15.33%	253%
Teucrium No K-1 Sugar ETF	19.56%	15.33%	128%